CORRIENTE RESOURCES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Year Ended December 31, 2008
(Expressed in Canadian dollars unless otherwise noted)

March 30, 2009

Introduction

This Management’s Discussion and Analysis (MD&A) provides management’s comments on Corriente’s operations and financial condition as at and for the year ended December 31, 2008, as compared with preceding years.

In this MD&A, “Corriente”, the “company”, or the words “we”, “us”, “our” refer to Corriente Resources Inc. and its subsidiaries.

For a complete understanding of our business environment, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the audited Consolidated Financial Statements and related notes thereto for the years ended December 31, 2008 and 2007, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The company’s stated accounting policies have been consistently followed in the preparation of these financial statements, except that the company has adopted the guidelines governed by Sections 1400, 1535, 3862 and 3863 of the CICA Handbook, “General Standards of Financial Statement Presentation”, “Capital Disclosures”, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”, respectively, commencing January 1, 2008.

All amounts are in Canadian dollars unless otherwise stated.

The audited Consolidated Financial Statements and this MD&A were reviewed by Corriente’s Audit Committee and were approved by our Board of Directors.

Additional information about Corriente, including our 2008 Annual Information Form, is available on our website at www.corriente.com, on the SEDAR website at www.sedar.com , and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the company’s Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Cautionary Statement on Forward-Looking Statements” on page 25 of this MD&A.

Qualified Person

John Drobe, P.Geo., the company’s Chief Geologist, is the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) and responsible for the preparation and/or verification of the technical disclosure in this document, unless otherwise noted.

Business of the company

Corriente is a junior resource company focused on advanced exploration and development of copper and copper-gold mineral resources in South America. Over the past 10 years, the company has advanced the development of 2 copper-gold projects in the Rio Zamora copper porphyry district (known as the “Corriente Copper Belt”), in the Morona-Santiago and Zamora-Chinchipe provinces of southeast Ecuador.

Corriente controls a 100% interest in approximately 49,000 hectares located within the Corriente Copper Belt (the “CCB”). The company has identified four main copper and copper-gold porphyry deposits in the CCB, which we refer to as Mirador and Mirador Norte, and Panantza and San Carlos. The company’s CCB development strategies reflect a pairing of these deposits into the Mirador Project and Panantza-San Carlos Project, respectively.

During the transition period between the old and new presidential administrations of November 2006 to January 2007, a series of protests took place in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against mining resource development. In order to secure the safety and security of local communities, the Ecuador Government imposed a suspension of fieldwork activities for the company’s Mirador and Panantza-San Carlos Projects. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the Ministry of Mining and Petroleum (“the MMP”) covering the company’s Mirador and Panantza-San Carlos Projects’ concessions.

Despite this suspension of fieldwork activities, the company was able to continue offsite development work in 2007 and through the first quarter of 2008 on enhancements to various engineering aspects of the Projects.

Subsequently, and as a result of the Mining Mandate (more fully explained below), a suspension of all of the fieldwork activities of all mining companies in Ecuador was imposed as of April 18, 2008 by the MMP.

To December 31, 2008, the company has recorded acquisition, exploration and development costs of approximately $82 million and completed an updated feasibility study in April 2008 (“Mirador FS”) for a first phase 30,000 tonnes per day concentrator operation for the Mirador Project. The Mirador FS shows a projected initial capital cost of approximately US$ 399 million and approximately US$ 19 million in working capital, which would be spent over a two year construction period prior to the start of production.

Additionally, the company has recorded acquisition, exploration and development costs of approximately $9 million and completed a preliminary assessment study for a 90,000 tonnes per day concentrator operation for the Panantza-San Carlos Project in November 2007. With estimated capital costs in the order of US$1.3 billion for the Panantza – San Carlos Project, management believes that this project is better suited for advancement by a large company having the financial and technical resources required to fast-track its development to production.

Consequently, Corriente announced in January 2008 that it had started the process of contacting potentially interested parties to become majority strategic partners in the Panantza-San Carlos Project, with assistance from Citigroup Global Markets (“Citi”) and CanaccordAdams. In October 2008, the company completed conducting in-country due diligence visits with a number of interested industry parties from around the world. All of these parties have the capability of advancing a multi-billion dollar copper district opportunity, such as is characterized by the Mirador and Panantza-San Carlos Projects in southeast Ecuador. The due diligence process included technical reviews of all of Corriente’s assets in Ecuador and meetings with local community and indigenous representatives. In addition, meetings were held with senior government officials in Quito to form a better understanding of the intentions of the Government of Ecuador regarding the development of responsible mining in the country.

As a result of the combination of high purchaser interest and the significant financing challenges associated with both of the company’s projects , discussions progressed to a stage where the company announced in December 2008 that it had entered into a period of exclusive negotiations with a selected party for the potential sale of the entire company.

Should potential sale negotiations not be successful, the company has sufficient financial resources to continue advanced development of both projects in 2009 and 2010, subject to regulatory conditions imposed by the Government of Ecuador.

Significant Events for the Period Ended December 31, 2008 and to date (more fully described herein)

January 2008

  The company initiated the Panantza-San Carlos partnership marketing process with the contacting of parties which were believed to be potentially interested in becoming majority strategic partners in the development of the Panantza – San Carlos Project, with assistance from Citi and CanaccordAdams.

April 2008

  The completion of an updated NI 43-101 compliant Feasibility Study Technical Report for the Mirador Project (“Mirador FS”) was announced. The Mirador FS projects an average of almost 130 million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$ 399 million and approximately US$ 19 million in working capital, which would be spent over a two year construction period prior to the start of production. The Mirador FS calls for daily throughput of the concentrator facility of approximately 30,000 tonnes per day, which is a material improvement over the original Mirador Project Feasibility Study released by the company in April 2005, which planned for 25,000 tonnes per day.

  The Constitutional Assembly of Ecuador passed a Mining Mandate (the “Mandate”) into law on April 18, 2008, which established a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador, which included the:

  immediate suspension of all of the fieldwork activities of all mining companies in Ecuador, except for activities specifically allowed by the MMP; and

  revocation of concessions: for which concession patent fees had not been paid by the established deadline; which were in the process of being granted or transferred; concessions covering protected natural zones, protected forests and those which affect the origin and sources of water; those concessions granted to officials and former officials of the MMP and predecessor ministries, or any members of their family; for which the Environmental Impact Assessment application process had not yet been completed or initiated; and for which no development investments had been recorded with the State.

September 2008

  On September 28, 2008, a national referendum was held with over 60% of the populace voting in favour of the country’s new Constitution, thereby surpassing the simple majority needed to approve a new national Constitution for Ecuador.

October 2008

  The company announced that due diligence visits in Ecuador had been completed by those parties actively engaged in the Panantza-San Carlos partnership marketing process.

  Corriente signs an agreement with SECAP, the Ecuadorean Ministry of Labour and Human Resources’ Professional Training Service, to start a mining industry training program in the company’s project areas.

  The Ecuador Government approved the Environmental License for Corriente to build and operate a dedicated seaport near Machala for the shipping of copper concentrate from the CCB.

December 2008

  The company announced it had entered into a period of exclusive negotiations with a specific (unnamed) party from a short-list of those parties actively engaged in the Panantza-San Carlos partnership marketing process, and that these negotiations had expanded from the original mandate to the potential sale of the entire company. Subject to earlier termination in certain circumstances, the exclusive negotiation period would extend to March 31, 2009. See Strategies and Key Drivers – Development of the CCB below.

January 2009

  On January 29, 2009, a new Mining Law for Ecuador was published in the State’s Official Register, thereby becoming law. This law is a product of the Congressillo, after having gone through a review, amendment and approval process which included input from President Correa.

March 2009

  In a presentation given on March 2, 2009 at the Prospectors and Developers Association of Canada Conference (“PDAC”) in Toronto, Canada, Dr. José Serrano Delgado, Sub-Secretary of Mines announced that the MMP has lifted all suspensions on mining activities in Ecuador, and that formal letters to this effect were in the process of being sent to mining companies.

  On March 17, 2009, the the company announced that it had received an official notice signed by Minister Derlis Palacios Guerrero of the MMP, which authorizes the company to re-initiate its field operations. Prior to resuming any drilling activity, the company will update its Water Use Concession (initially received in February 2009 for general water use at the Mirador camp) and its Environmental Permits with the appropriate agencies.

Ecuador political processes

Mining Law

The new Mining Law contains provisions which are generally consistent with the company’s expectations, though it contains some contradictory and vague articles that are expected to be clarified by accompanying Regulations, which are to be developed by the MMP within 120 days from the Mining Law’s enactment.

The Mining Law places no limits on the number of mining concessions held by a single company, with concession terms limited to 25 years but which are renewable. It also imposes a government royalty of not less than 5% on sales revenues, however, no specific details have yet been provided. Clear timelines are also established for concession exploration and exploitation (development) phases. The Mining Law also mandates the creation of a National Mining Company, though no details have been provided regarding the nature and scope of its intended activities.

The new Mining Law is considered to be a significant milestone for the country and the nascent large-scale mining industry, and is expected to provide the new legal framework for mining. However, much work remains to be done in developing the Regulations to the Mining Law and finalizing the terms and conditions that could foster feasible mining investments in Ecuador.

Mandate

Corriente currently holds 23 concessions in Ecuador, including the Mirador Project and Panantza-San Carlos concession blocks. Prior to the Mining Law coming into effect, 5 early exploration-stage concessions considered to be immaterial and unrelated to our Mirador and Panantza-San Carlos Projects were revoked by the MMP under the terms of the Mandate. According to the MMP notices, these revocation notices were issued because Environmental Impact Assessments for these concessions had not been approved by or related public consultations held prior to the April 18, 2008 implementation of the Mandate. The company plans to appeal the revocation of these concessions.

In the PDAC presentation given by the Ecuador Sub-Secretary of Mines and the earlier-referenced formal letter received by the company from Minister Palacios of the MMP, the government’s position was represented that the Articles of the Mandate have been complied with, and that the Mandate is no longer in effect as of the enactment of the Mining Law. However, to date, no clear or formal legal confirmation of this has been provided by the judiciary of Ecuador.

National Elections

The Presidential, National Assembly representative and local and regional elections are scheduled for April 26, 2009, with the official election campaign period having been declared to begin as of January 26, 2009. These would be the first elections held under the new Constitution. Based on recent polls, President Correa is leading all contenders who have declared their intention to run for the presidency.

Sixty days after the national vote is held, the newly-elected national, regional and city representatives will take office.

Corporate Infrastructure

The company’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange – Amex (NYSE Amex), and as at March 30, 2009 had a market capitalization of approximately $433 million.

The company’s executive head office is located in Vancouver, Canada while its Ecuador operations are run from regional offices located in Gualaquiza and Quito, Ecuador. The company also has camp locations at its major projects in Ecuador. With the exception of short-term operational requirements for its Ecuador operations, funds are maintained and controlled in Vancouver, in both Canadian and US dollars.

In addition to its staff located in Vancouver and Ecuador, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

At December 31, 2008, the company had 98 employees (2007 – 72; 2006 – 108).

Strategies and Key Drivers

Government Relations

Since December 2006, Corriente’s management has continually sought to work closely with the Ecuador Government in realizing an objective of developing a responsible mining industry for the benefit of all stakeholders.

In this regard, we believe that recent developments, such as the President’s consistent support for large-scale mining and his stewardship in the creation of a new Mining Law in the face of a vocal anti-mining movement, provide evidence that this objective is being achieved.

Community Relations and Sustainable Development

Corriente’s approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. The company’s commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of Corriente’s community relations and sustainable development theme: “El Trato Justo” or “A Fair Deal”

The company has designed and implemented a number of community relations (“CR”) plan strategies after identifying local and regional communities’ needs as well as the related impacts of the company’s future mining activities on these communities. The company’s CR plans focus on the critical needs of the local and regional communities and the provincial and federal governments, and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation and cultural and economic development programs.

Sustainable development is a process that aims to maintain and improve the quality of life not only for the present generation in areas and communities in which the company works but also for future generations. It involves the integration of three main components: environmental protection, social sustainability and economic sustainability.

Development of the CCB

All of the companies that completed the Panantza-San Carlos marketing process due diligence work expressed an interest in investing in Corriente’s entire package of copper and copper-gold assets in Ecuador. As a result of the combination of high purchaser interest and the significant financing challenges associated with both of the company’s projects, discussions progressed to a stage where the company announced in December 2008 that it had entered into a period of exclusive negotiations with a selected party for the potential sale of the entire company. This exclusive negotiating period is slated to end March 31, 2009. Negotiations are then expected to continue with the selected party but there can be no assurance that further negotiations, if any, will result in an agreement for the sale of the company.

By having such companies involved, management believes that this would ensure that adequate capital would be available to develop the Panantza – San Carlos and Mirador Projects. Additionally, this would include a larger infrastructure bundle, given the scope and multi-billion dollar size of the investments to be made in hydroelectric development opportunities, transmission lines, multiple mines, pipelines and a major port.

Properties in Advanced Development - Mirador Project

In September 2006, Corriente’s directors reviewed the development status of the Mirador Project and approved management’s recommendation for the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. At that time, the company was working on an accelerated timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests took place in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against mining resource development. After a number of ineffective negotiating sessions were held with the protesters, the Government of Ecuador requested the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, this suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the MMP covering the company’s Mirador and Panantza-San Carlos Projects’ concessions.

In January 2007, the company announced that there would be a delay in the planned start of production at the Mirador Project from late 2008 to approximately mid-2009. This delay was largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development timeline. This accelerated timeline was based on having key permits and government agreements completed by January 2007. Since these permit applications and agreements were still being processed and the company was restricted from resuming planned development activities at Mirador, the company’s directors elected to minimize the Mirador Project obligations. This decision resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador Project to be invoked.

Despite the suspension of fieldwork activities at the Mirador Project site, the company was able to continue offsite work in 2007 and 2008 on enhancements to various engineering aspects of the Mirador Project. This additional engineering and feasibility work was completed in the first quarter of 2008, with the result that the Mirador FS was announced on April 3, 2008 and subsequently made available on SEDAR. This report also includes a summary of the economic model for a first phase 30,000 tonnes per day concentrator operation for the Mirador Project.

The Mirador FS projects an average of almost 130 million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$399 million and approximately US$19 million in working capital. The Mirador FS calls for daily throughput of the concentrator facility of 30,000 tonnes per day, which is a material improvement over the original feasibility study results released by the company in April 2005, which had a planned capacity of 25,000 tonnes per day.

The Mirador FS Base Case Net Present Value (“NPV”), after-tax, is US$265 million, with an after-tax Internal Rate of Return (“IRR”) of 17.7% (using metal prices of US$1.75/lb Cu, US$7.50/oz Ag, US$550/oz Au, 8% discount rate, US$75/tonne and US$0.075/lb treatment and refining charges, respectively, for Cu).

The Base Case mine plan only utilizes 41% of the Measured and Indicated Resources at Mirador and none of the 235 Million tonnes of Inferred Resources. In addition, the Base Case did not consider the 171 Million tonnes of Measured and Indicated Resources or the 46 Million tonnes of Inferred Resources at the nearby Mirador Norte deposit.

The Mirador Norte deposit is located less than one kilometre from the planned Mirador Project milling facility. Confirmation of copper resources at Mirador Norte provides additional options for the development of the Mirador Project, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Even after all necessary permits are received, project financing is in place, and a construction decision is made, it is management’s opinion that it would take a minimum of approximately 24 months to achieve commencement of production for the Mirador Project.

As disclosed above, the fieldwork suspension orders that applied to the company’s Mirador, Panantza and San Carlos concessions were lifted by the MMP, as announced by the company on March 17, 2009.

The resources that have been identified for the Mirador Project are summarized below:

Table of Resources
0.4% Copper Cut-off

Measured and Indicated Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000

Measured & Indicated		437,670,000	0.61	5,887,000,000	200	2,740,000	1.5	21,530,000

Mirador
Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
Total Measured & Indicated		609,080,000	0.58	7,808,000,000	169	3,229,000	1.5	21,530,000

Inferred Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
	Total Inferred			3,221,000,000

The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist for Corriente

For the year ended December 31, 2008, the company incurred deferred development costs for the Mirador Project of $15,007,000 (2007 – $14,962,000; 2006 – $20,418,000), including $3,771,000 (2007 -- $3,689,000; 2006 – $8,518,000) for the three-month period ended December 31, 2008.

Properties in Advanced Development - Panantza – San Carlos Project

The Panantza and San Carlos project concessions are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16000 metres of drilling on the Panantza project when these activities were suspended as part of the Mirador Project suspension order referenced above. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity.

Prior to 2006, Panantza was last drilled in late 2000. Results from this previous drilling at Panantza included hole PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and hole PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383 metres of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

Current Inferred Resources at Panantza, which incorporate the 2006 drilling results into a block-model using updated geology models, and at a 0.4% copper cut-off, are approximately 463 million tonnes grading 0.66% copper, containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource. Corriente will focus on converting most of this resource to the Measured and Indicated category during completion of the drill programme.

One objective of the 2006 Panantza drilling program was to define the southern edge of the Panantza mineralization. However, rather than delineate the edge of the Panantza deposit, the 2006 results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate that mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the west.

San Carlos is believed to be the largest copper-molybdenum mineralized porphyry system in the CCB, with dimensions of about 2,000 metres x 2,500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current block-model based, Inferred Resource estimate, at a 0.4% copper cut-off, is 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper. The next phase of drilling will attempt to expand the resources and convert the bulk of the Inferred Resources to the Measured and Indicated categories.

A Preliminary Assessment Technical Report (the “Report”), dated October 30, 2007, for a 90,000 tonnes per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007. Highlights from the Report are:

  Base case NPV after tax of US$676 million and an IRR of 15.1% (using metal prices of US$1.50/lb Cu, US$7.50/oz Ag, US$550/oz Au and US$10.00/lb Mo, 8% discount rate, US$75/tonne and US $0.075/lb treatment and refining charges for Cu). Using US$2.00 copper, the after-tax NPV increases to US$1.718 billion and the IRR increases to 24.1%.

  Projected capital cost of approximately US$ 1.3 billion, which would be spent over a two year construction period prior to the start of production.

  Average annual metal production over the first 10 years of approximately 418 million lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of molybdenum.

  The Report modeled a mine plan based on 678 million Inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag and 43% Mo.

  The cost to produce a pound of payable copper, net of other metal credits, and inclusive of marketing, smelting and transportation costs over the life of mine is estimated to be US$0.73/lb.

  The Project would generate up to 2,000 jobs during the construction period and could create over five hundred direct and almost 4,000 indirect jobs during the estimated 20 year life.

  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year Project life is approximately US$6 billion.

Management feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development expertise that has been built around the company’s Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine. The Project has been recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately US$12 million. The work includes detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is planned to ensure that the voice of local residents is reflected in any planned development ideas. Part of this dialogue will include several public consultations, which will form part of the on-going permitting process.

As disclosed above, the fieldwork suspension orders that applied to the company’s Mirador, Panantza and San Carlos concessions were lifted by the MMP, as announced by the company on March 17, 2009.

Following is a summary Table of Resources setting out the company’s mineral property resources for its Panantza-San Carlos concession blocks in the Corriente Copper Belt.

Table of Resources 0.4% Copper Cut-off

Inferred Resources
Project	Category	Tonnes	Cu%	Cu (lbs)
Panantza	Inferred*	463,000,000	0.66	6,688,000,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000
	Total Panantza-San Carlos	1,063,000,000	0.62	14,426,000,000

* does not include copper oxide mineralized material that was previously included in resource estimate
** resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cutoff
The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist, Corriente

During the year ended December 31, 2008, the company incurred exploration and development costs of $1,365,000 (2007 – $1,181,000; 2006 – $2,479,000) for the Panantza-San Carlos project, including $429,000 (2007 – $259,000; 2006 – $762,000) in the fourth quarter of 2008. The company focused its development efforts for the Panantza-San Carlos Project on its community relations programs in the district, review of the status of all exploration-based EIAs and associated audits and the completion of the Preliminary Assessment.

Other Exploration Projects and Machala Port

For the year period ended December 31, 2008, expenditures to develop the company’s concentrate shipping port facility in Machala, Ecuador totalled $199,000 (2007 – $231,000; 2006 – $147,000), including $6,000 in the fourth quarter of 2008 (2007 – $153,000; 2006 – $118,000). For the year ended December 31, 2008, expenditures to purchase the port facility totalled $Nil (2007 – $Nil; 2006 – $1,588,000).

For the year ended December 31, 2008, deferred exploration costs of $36,000 (2007 – $99,000; 2006 – $38,000) were attributed to the company’s remaining copper exploration targets in the Corriente Copper Belt, comprised of the Kutukus, La Florida, San Luis, San Marcos, San Miguel and Sutzu concessions, including $17,000 (2007 – $68,000; 2006 – $19,000) for the fourth quarter of 2008.

Environmental

Environmental Impact Assessments (“EIA”)

On May 4, 2006, Corriente announced that the Mirador Project’s EIA was approved by the MMP.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MMP to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MMP in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005.

As a requirement of the MMP’s approval of the Mirador EIA, the company was required to post US$3,024,000 (amortized cost at December 31, 2008 – C$3,683,000) in favour of the MMP as a security deposit against the company’s obligations under the EIA. The required security deposit amount is reviewed on an annual basis by the MMP and is expected to be subject to adjustment as the project progresses to completion.

In September 2006, the company filed an amendment to the Mirador EIA (“EIAA”) to allow for mill, tailings and dump location changes to the original mine plan. While subsequent public consultations were successful, the EIAA was rejected by authorities in May 2007 and is being revised for re-submittal now that the new Mining Law is in place. The EIAA will also incorporate engineering enhancements completed through 2008 on the Mirador Project.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MMP and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

In December 2007, Corriente announced that the Ministry of Environment (the “MOE”) in Ecuador approved the EIA for the company’s port operation in Machala (the “Machala EIA”), which is designed to act as a shipping facility for copper concentrates sent to overseas smelters. In October 2008, the Ministry of Environment in Ecuador approved the Environmental License for Corriente to build and operate the dedicated port. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. Receipt of the Machala EIA is an important part of the overall Mirador Project approval process and provides the key access for a Pacific shipping route for the company’s copper concentrates. As a requirement of the MOE’s approval of the Machala Port EIA, the company was required to post US$307,000 (amortized cost at December 31, 2008 – C$374,000) in favour of the MMP as a security deposit against the company’s EIA obligations.

Financial Results of Operations

The information provided below highlights the company’s quarterly results for the past 8 quarters. All of the financial information referenced below is expressed in Canadian dollars (unless otherwise noted) and has been prepared in accordance with Canadian GAAP. The accounting policies followed by the company are set out in note 2 to the audited consolidated financial statements of the company for the fiscal year ended December 31, 2008 and have been consistently followed in the preparation of the current period’s consolidated financial statements, except for the changes in accounting policies for capital disclosures and financial instruments, as previously noted.

Financial Data for Last Eight Quarters
In thousands of Canadian dollars, except for per share amounts
Three-month period ended	Dec-08	Sep-08	Jun-08	Mar-08	Dec-07	Sep-07	Jun-07	Mar-07

Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
General and
administrative expenses	$824	$713	$823	$931	$961	$877	$973	$687
Other expenses
(income)	$(10,886)	$(3,664)	$15	$(3,514)	$(560)	$4,555	$6,600	$919
Loss (earnings)	$(10,062)	$(2,951)	$838	$(2,583)	$401	$5,432	$7,573	$1,606
Basic and diluted loss
(earnings) per share	$(0.14)	$(0.04)	$0.01	$(0.03)	$0.01	$0.07	$0.10	$0.02

As the company has not had any revenue-producing mineral properties to date, no mining revenues are reflected in the above table.

In recent years, the company’s net losses and earnings largely reflect the impact of foreign exchange losses or gains on its holdings of US dollars, and the interest income earned from Canadian and US cash and cash equivalents on hand.

Since January 2007, the company’s funds have been held predominantly in US dollars, producing earnings from large foreign exchange gains in the first, third and fourth quarters of 2008, and a loss in the second quarter of 2008 due mainly to a modest foreign exchange loss and reduced interest income. The significant losses in the second and third quarters of 2007 were also due to large foreign exchange losses.

In periods of loss, basic and diluted loss per share amounts are the same because the effect of potential issuances of shares would be anti-dilutive.

Fourth Quarter

For the three months ended December 31, 2008, the company had net earnings of $10,062,000 (or $0.14 per share), compared with a net loss of $401,000 (or $0.01 per share) for the same period in 2007 and net earnings of $885,000 (or $0.01 per share) in the same period in 2006. The largest effect on earnings came from a weakening of the Canadian dollar from US$1.0642 at September 30, 2008 to US$1.2180 at December 31, 2008, which led to a foreign exchange gain of $10,582,000 in the three months ended December 31, 2008, compared to a foreign exchange loss of $319,000 in the same period in 2007. The company’s cash and cash equivalents and investments are predominantly in US dollars.

Total administration expenses in the fourth quarter of 2008 were $824,000 (2007 – $993,000; 2006 – $618,000). Legal, accounting and regulatory costs were $174,000 in the quarter ended December 31, 2008 (2007 – $274,000; 2006 – $224,000). Consultants fees were $13,000 in the fourth quarter of 2008, (2007 – $92,000; 2006 – $Nil).

Due to significant declines in interest rates and reduced cash available for investing, interest income decreased significantly in the fourth quarter of 2008 to $274,000 (2007 – $1,090,000; 2006 – $1,507,000).

Fiscal Year

Financial Data for Last Three Fiscal Years
Fiscal year ended	Dec 31-08	Dec 31-07	Dec 31-06
Total revenues (000’s)	$0	$0	$0
Earnings (loss) before extraordinary items (000’s)	$14,758	$(15,012)	$1,403
Earnings (loss) (000’s)	$14,758	$(15,012)	$1,403
Basic and diluted earnings (loss) per share	$0.20	$(0.20)	$0.02
Cash, cash equivalents and investments (000’s)	$93,777	$93,272	$127,110
Total assets (000’s)	$195,133	$178,025	$195,997
Total long-term liabilities (000’s)	$0	$0	$0
Total shareholders’ equity (000’s)	$193,538	$176,147	$188,737
Cash dividends declared per share	$0.00	$0.00	$0.00

For the year ended December 30, 2008, the company had net earnings of $14,758,000 (or $0.20 per share), compared with a net loss of $15,012,000 (or $0.20 per share) in 2007 and net earnings of $1,403,000 (or $0.02 per share) in 2006. The largest effect on earnings came from a weakening of the Canadian dollar from US$0.9913 at December 31, 2007 to US$1.2180 at December 31, 2008, which led to a foreign exchange gain of $15,879,000 in the year ended December 31, 2008, compared to a foreign exchange loss of $15,539,000 in the year ended December 31, 2007 and gain of $59,000 in the year ended December 31, 2006. Due to significant declines in interest rates throughout 2008 and reduced cash available for investing, interest income decreased significantly in 2008 to $2,050,000 from $5,111,000 in 2007 and $3,995,000 in 2006. There were no severance charges incurred in 2008 or 2006, compared to $1,257,000 during the year ended December 31, 2007.

Total administration expenses were $3,291,000 in the year ended December 31, 2008 (2007 – $3,498,000; 2006 – $2,987,000).

Legal, accounting and regulatory fees decreased to $506,000 in 2008 (2007 – $1,007,000; 2006 – $729,000). The company’s spin-off of Q2 Gold Resources Inc. during 2007 incurred legal, accounting and regulatory costs of $321,000. In addition, the company’s review and implementation of best practices for internal control saw higher first-year accounting costs in 2007 than in 2008. Management fees, wages, benefits and stock-based compensation for the year ended December 31, 2008 totalled $1,873,000 (2007 – $1,609,000; 2006 – $1,459,000), reflecting staffing costs that increased by $163,000 and non-cash stock-based compensation expense that were higher by $103,000 for the year ended December 31, 2008. Corporate development and shareholder expenses increased by $26,000 in 2008 compared 2007, partially due to investment banking fees incurred during the first quarter of 2008 for the Panantza-San Carlos Project marketing process. Office and related and other costs were relatively unchanged from 2007 to 2008.

For the year ended December 31, 2008, the company recognized a stock-based compensation charge of $1,576,000 (2007 – $1,829,000; 2006 - $1,193,000), of which $802,000 (2007 – $699,000; 2006 – $568,000) is included in management fees, wages, benefits & stock-based compensation and $774,000 (2007 – $1,130,000; 2006 – $625,000) is capitalized in mineral properties.

In November 2007, the company’s Ecuador operations experienced an accidental loss of a construction barge. The carrying value of the barge was written down as at December 31, 2007 by the amount of the insurance proceeds receivable of $723,000 (US$709,000). The related shoreline and barge facilities remain intact. During the first quarter of 2008, the company received full payment from its insurance company equal to the amount written down. Costs associated with the reconstruction of the barge will be added to the barge’s carrying value after reconstruction is completed.

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company’s mineral property interests are in Ecuador, South America, as set out in note 4 of the financial statements. With the exception of severance costs of $1,257,000 in 2007 incurred due to a restructuring of Ecuador operations, the consolidated statements of loss, comprehensive loss and deficit for the periods presented reflect the company’s Canadian operations only. All other Ecuador operating expenses are capitalized to mineral properties.

Liquidity, Investing and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian or US GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at December 31, 2008 was $93,223,000, compared to $92,193,000 at December 31, 2007.

The main cash and cash equivalents flows applied to investing activities during the year ended December 31, 2008 were for investments in promissory notes of $75,237,000 (2007 – $Nil) and mineral property expenditures mainly associated with development of the Mirador Project of $15,691,000 (2007 – $18,545,000). These uses of cash were offset by a foreign exchange gain in 2008 of $15,879,000 (2007 – foreign exchange loss of $15,539,000) and net cash received from the issuance of shares for exercised stock options of $1,058,000 (2007 – $592,000).

At December 31, 2008, the company’s cash equivalents are invested in overnight bank deposits with R1-High investment ratings (DBRS) and as they mature daily, are easily liquidated. The company has no investments in asset-backed commercial paper. As at December 31, 2008, the amortized cost of the company’s investments is $75,237,000 (2007 – $Nil).

The company has no long-term debt obligations or off-balance sheet arrangements.

Historically, the company’s capital requirements have been met by equity subscriptions and from the proceeds of sale of certain mineral property interests. The company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt financing, asset sales or a combination thereof (refer to Risks Factors below). While the company’s current working capital is considered sufficient to fund the company’s administrative overhead for the next several years, substantial capital is required to complete the company’s Mirador Project and other Corriente Copper Belt resource developments. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Outstanding Share Data

The company’s authorized capital consists of an unlimited number of common shares without par value.

As at March 30, 2009, there were 75,302,393 common shares issued and outstanding, and options to purchase an aggregate of 3,095,000 common shares, of which 1,607,820 had vested in accordance with the vesting provisions discussed below:

Incentive Stock Option Plan

Under the company’s Incentive Stock Option Plan (the “Plan”), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price established for options granted under the Plan is equal to the closing market price of the company’s shares on the Toronto Stock Exchange on the trading day immediately prior to the grant of the option.

Options granted generally have expiry dates five years from the date of grant and the following vesting provisions, which were implemented as of February 2006:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company’s directors.

  Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s directors.

The following summarizes the stock options granted during the twelve months ended December 31, 2008:

Date of grant	Date of expiry	Exercise	Recipients	Granted
		Price
January 2, 2008	January 2, 2013	$5.41	Head office employee and	320,000
			executive officers
June 1, 2008	June 1, 2013	$4.60	Head office employees	85,000
June 1, 2008	June 1, 2013	$4.60	Subsidiary office employees	275,000
			and consultants
June 1, 2008	June 1, 2013	$4.60	Directors	125,000

			Total	805,000

During the year ended December 31, 2008, the expiry terms for 385,000 outstanding options having exercise prices ranging from $2.27 to $4.50 were extended in recognition that these options were the last 3 year-term options granted prior to the Board’s implementation in February 2006 of a 5 year-term with 4 year vesting provisions for all granted options. These expiry term extensions are subject to TSX and shareholder approval.

The following is a summary of stock option transactions during the twelve months ended December 31, 2008:

	Number of	Weighted average
	options	exercise price

Balance at December 31, 2007	2,702,500	$4.19
Granted	805,000	4.92
Exercised	(375,000)	2.82
Forfeited	(222,500)	4.83
Balance at December 31, 2008	2,910,000	$4.52

As at December 31, 2008, 1,559,689 of the company’s 2,910,000 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

Related party transactions

On April 3, 2007, the company announced that its Board of Directors had approved the spin-off of the company’s Caya 36 (Tundayme) and Piedra Liza gold assets into a new company, Q2 Gold by means of a Plan of Arrangement (the “Arrangement”). The Arrangement was approved by shareholders at the company’s May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collateralized, interest-bearing convertible loan agreement dated April 23, 2007, pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 including accrued interest, to be advanced in instalments (the “Convertible Loan”). The Convertible Loan maximum facility was increased from $750,000 to $1,500,000 and the maturity date extended to December 31, 2009, by an amendment dated September 25, 2008.

Corriente also provides certain non-technical management services including, but not limited to, office, general accounting, administrative and shareholder services, pursuant to a management services agreement dated September 1, 2007, effective July 1, 2007 (the “Agreement”). The Agreement provides for a fee of $10,000 per month for such services, which is accrued pursuant to the Loan.

Included in management fees and interest income are $120,000 (2007 – $60,000) and $61,000 (2007 – $25,000), respectively, for the year ended December 31, 2008 in respect of administrative services and accrued interest on the Convertible Loan provided by Corriente to Q2 Gold.

As at December 31, 2008, a total of $957,000 was owed by Q2 Gold to the company, consisting of $871,000 of principal and $86,000 of accrued interest. The Loan principal and unpaid interest are due on the earlier of December 31, 2009 (previously December 31, 2008) and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any portion of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Loan is not material, therefore recognition and measurement of the embedded derivative is not being presented.

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties. Q2 Gold has common officers and a common Board of Directors, except that Q2 Gold has one additional independent director.

The current state of financial markets makes it uncertain that Q2 Gold will be able to raise the necessary debt or equity capital to repay the Convertible Loan at maturity. In the event of any default of the repayment of the Convertible Loan, the Q2 Gold assets which collateralize the Convertible Loan would become property of the company in accordance with the terms of the agreement. Management believes that the Q2 Gold assets would have a fair value greater than or equal to the current carrying value of the Convertible Loan. Significant changes in the fair value of the underlying Q2 Gold assets could have an impact on the company up to a maximum of the carrying value of the Convertible Loan.

Accounting Estimates, Policies and Standards

When a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and the Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining possible impairment of mineral property costs, the fair values of stock options and financial instruments, asset retirement obligations and future income tax assets. The company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The company’s estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The details of the company’s significant accounting policies are presented in note 2 of the company’s audited consolidated financial statements for the year ended December 31, 2008, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company’s financial statements and the uncertainties that could have a bearing on its financial results.

Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. The company also capitalizes the costs for future income taxes related to mineral property costs that will not be eligible for deduction against future taxable income.

The amounts shown for mineral property acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Mineral property expenditures will be amortized over the useful lives of the properties upon commencement of related commercial production, or written down to fair value if the properties are abandoned, become impaired or the claims are allowed to lapse.

The acquisition of title to mineral properties is a complicated and uncertain process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has made efforts to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related assets may not be recoverable, management of the company reviews and evaluates the carrying value of each asset for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an asset is impaired, the asset’s carrying value is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of credit risk, mineral prices, mineral resources, foreign exchange rates, production levels and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs or other assets, such as the Convertible Loan. Although management has made its best estimate of these factors, it is possible that material changes could occur that may adversely affect management’s estimate of the net cash flows to be generated from its assets.

Stock-based Compensation

The company grants stock options to employees, directors and consultants as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense or capitalized to mineral properties (for grants to individuals working directly on mineral projects), over the related service period with a corresponding increase in options, a separate component of shareholders’ equity. On exercise of stock options, the company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to stock options is credited to share capital. The grant-date fair value of vested stock options that are forfeited is reclassified from stock options to contributed surplus. The previously expensed amounts for stock options that are forfeited that had not vested is recovered through earnings. The estimated fair value assigned to the stock options that were both vested and forfeited during the years ended December 31, 2008, 2007 and 2006 were included in management fees, wages, benefits and stock-based compensation or mineral properties.

The company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the company to estimate the expected term of the options granted, the volatility of the company’s common shares and an expected dividend yield. The company estimates the expected term of the options granted by calculating the average term after considering the company’s historical experience involving stock option exercise; forfeitures and expiries; volatility is estimated with reference to historical volatility data; and the company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 7 (c) of the financial statements. The Black-Scholes model also requires the company to input a risk-free interest rate and the company uses the Bank of Canada marketable bond rates.

Financial Instruments

Under CICA Section 3855, Financial Instruments - Recognition and Measurement, all financial instruments are classified into one of the following five categories: held for trading financial instruments, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments are measured at fair value (or marked to market) and all gains and losses are included in the reported earnings or loss for the period in which they arise. Available-for-sale financial instruments are measured at fair value (or marked to market) with revaluation gains and losses excluded from reported earnings or loss and included in accumulated other comprehensive earnings until the instruments are derecognized or impaired. Loans and receivables, investments held-to-maturity and other financial liabilities are measured at amortized cost using the effective interest method.

The company’s financial instruments have been classified as follows:

Instrument	Classification

Cash and cash equivalents	Held for trading
Investments	Held-to-maturity
Accounts receivable	Loans and receivables
Convertible loan receivable	Loans and receivables
EIA security deposits	Held-to-maturity
Accounts payable relating to mineral properties	Other financial liabilities
Other accounts payable and accrued liabilities	Other financial liabilities

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when the risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value, with changes in fair value recognized in earnings or loss for the period. Any derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in earnings or loss for the period. The company does not have any material derivative financial instruments or embedded derivatives at December 31, 2008 or 2007.

Transaction costs incurred to acquire or issue financial instruments are included in the underlying balance.

Asset retirement obligations

The company accounts for asset retirement obligations (“ARO”) by recognizing the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are recorded to the capitalized carrying amount of the related long-lived asset. The company has determined that it has no material ARO’s at December 31, 2008 and 2007.

Income taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized. A valuation allowance is provided against future income tax assets to the extent it is considered more likely than not that the future income tax assets will not be realized.

New Accounting Policies

On December 1, 2006, the CICA issued three new accounting standards that are effective for the company’s financial statements for the year ended December 31, 2008: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. Refer to notes 12 and 13 of the consolidated financial statements.

CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The standard requires that management make an assessment of a company’s ability to continue as a going concern and to use the going concern basis in the preparation of the financial statements unless management either intends to liquidate the company or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon a company’s ability to continue as a going concern, those uncertainties should be disclosed. The company has performed such an assessment and has concluded that it is appropriate to present these consolidated financial statements using the going concern assumption.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Corriente will be required to report its results in accordance with IFRS beginning in 2011. The company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.

The key elements of Corriente’s changeover plan include determining appropriate changes to accounting policies and required amendments to financial disclosures, identifying and implementing changes in associated processes and information systems and complying with internal control requirements.

The company is currently analyzing accounting policy alternatives and identifying implementation options for the corresponding process changes. Corriente will update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board, as required. As IFRS is expected to change prior to 2011, the impact of IFRS on the company’s Consolidated Financial Statements is not reasonably determinable at this time.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are designed to ensure that information required to be disclosed in filings made pursuant to both Canadian Securities Administrators and the SEC are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the company. In addition, Corriente has created a Corporate Disclosure Committee (the “CD Committee”), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. The CD Committee supplements these periodic processes. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2008, the company’s disclosure control procedures were effective.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente’s staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they will be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not being disclosed on a timely basis is very small.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any material changes to the company’s disclosure controls and procedures during the most recent interim period ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect the company’s disclosure controls and procedures. No material changes were identified from their evaluation.

Internal Controls Over Financial Reporting (“ICFR”)

Management has designed, established and is maintaining a system of ICFR to provide reasonable assurance that the financial information disclosed in this MD&A and the related financial statements was prepared by the company for external purposes is reliable and has been recorded, processed, summarized and reported to the company’s Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to US GAAP on an annual basis. The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters. The Board of Directors has also appointed a Compensation Committee composed of non-executive directors, whose recommendations are followed with regard to executive compensation.

During the year ended December 31, 2007, the company took steps to: document entity level controls, improve segregation of duties through the addition of accounting personnel, formalize the authorization process, review and refine internal control processes, review, document and improve general controls over information technology and document and enhance controls over financial statement close processes.

The company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the company’s internal control over financial reporting as at each fiscal period end. Based on its evaluation, management has concluded that as at December 31, 2008, the company’s internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of its annual filings for external purposes in accordance with Canadian and US GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any material changes to the company’s ICFR during the most recent interim period ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect the company’s ICFR. No material changes were identified from their evaluation.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. It should be noted that this list is not exhaustive and that other risk factors may apply. Few exploration projects successfully achieve development and production. Due in some cases to factors that cannot be predicted or foreseen, an investment in the company may not be suitable for all investors. Following are the risk factors which the company’s management believes are most important in the context of the company’s business.

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the national executive branch, legislative branch and judicial branch levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations related to the mining industry.

Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, import duties, royalties, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Despite the April 29, 1996 “Agreement between the Government of Canada and the Government of the Republic of Ecuador for the Promotion and Reciprocal Protection of Investments”, the company’s mineral properties could conceivably be expropriated by the Ecuador Government, which could result in a significant or total loss for the company without compensation.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvaro Noboa and officially took office on January 15, 2007. During the intervening (transition) period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company’s exploration and development activities (see “Properties in Advanced Development - Mirador Project”) and a delay in the Mirador Project’s development timeline.

Since President Correa’s January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms. In April 2007, a National Referendum approved the creation of a Constitutional Assembly to replace Congress. On September 30, 2007, Constitutional Assembly elections were held in which President Correa’s Allianza Pais party had elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

On April 18, 2008, the Constitutional Assembly of Ecuador passed the Mandate into law on April 18, 2008, which established a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador (see “Significant Events for the Period Ended December 31, 2008 and to date”). According to the Ministry of Mines and Petroleum (the “MMP”), the new Mining Law (note 15) enacted on January 29, 2009 establishes the new legal framework for mining. However, the Regulations underlying the Mining Law have yet to be developed, creating some uncertainty regarding the mining industry in Ecuador. To date, the company’s discussions with the MMP and legal counsel have not resulted in a determination of any material impairment in the carrying value of the company’s concessions as a result of the lack of defined Regulations or clear governmental confirmation that the Mandate is no longer in effect.

While the new Mining Law is considered to be a significant milestone for the country, much work remains to be done in developing the Regulations to the Mining Law and finalizing the terms and conditions that would foster feasible mining investments in Ecuador.

Management believes that the current political and mining investment climate in Ecuador will improve and stabilize, but there can be no certainty that this will be the case in the near future.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Economic Instability May Affect the Company’s Business

Since the middle of 2008, macroeconomic events, including global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns have negatively affected prices for commodities, including copper. Within this timeframe, the company’s market capitalization has fluctuated significantly. Although circumstances may improve over the longer term, the impact upon the company’s liquidity and its ability to raise the capital required to execute its business plans going forward may be negative. As a result, the company will consider its business plans and options carefully going forward into 2009. The company intends to preserve its cash balances to the greatest extent possible by curtailing capital and operational expenditures where possible.

The company has assessed the carrying values of its mineral properties as a result of the market downturn in copper prices and based on current and expected metals prices and cost structures, management has determined that the values of the company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices significantly become worse, recognition of an impairment of mineral properties may be required.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company’s Mirador Project property has proven or probable reserves while any planned exploration programs for the company’s other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, accidents, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk related to the company’s development of its Mirador and Panantza-San Carlos Projects includes the cyclical demand for major components and resources utilized in a mine’s construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine’s ultimate construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated mineral resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has no source of positive operating cash flow and has no assurance that additional funding that could be needed in addition to its cash and cash equivalents on hand will be available for further exploration and project development. Further advanced development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means. Although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of its projects.

Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company’s common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador Project through the construction phase. Any such indebtedness could contain covenants which would restrict the company’s operations.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base and Precious Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base and precious metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s Health, Safety and Environmental Policies, as well as its approved EIA’s.

Infrastructure

Mining, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the company’s projects will be commenced or completed on a timely basis, if at all; the company’s operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the company’s advanced-stage exploration projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the company’s operations and profitability.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure or may elect not to insure where premium costs are disproportionate to the company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, despite the existence of a Canada – Ecuador Tax Treaty there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Foreign Subsidiaries

The company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the company’s valuation and stock price.

Dependence on Key Personnel

The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any officers or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Financial Risk

The company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and copper price risk).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual payment obligations. The company’s credit risk is primarily attributable to cash and cash equivalents and investments.

The company’s cash and cash equivalents and investments are held at a large Canadian financial institution, which has no known liquidity problems. Any cash maintained in Ecuador is held in a well-established bank. The company’s cash equivalent investments (presented as part of cash and cash equivalents) are comprised of financial instruments issued by a Canadian chartered bank, which carry a R1-High (DBRS) investment rating and are easily liquidated, as they mature daily. The company’s largest concentration of financial assets, investments, are exclusively in instruments of the Province of Ontario and a Canadian Crown corporation and carry a R1-High (DBRS) investment rating and are easily liquidated. The company has no investments in asset-backed commercial paper. The company manages counterparty credit risk by regularly monitoring counterparty credit ratings.

The company’s accounts receivable consist mainly of GST receivable due from the Government of Canada. The EIA deposits included in other assets are held in a major US bank and are comprised of financial instruments issued by a large US bank.

The convertible loan in the amount of $957,000 is due from Q2 Gold, a related company, and its subsidiaries. Q2 Gold’s assets are primarily made up of concessions located in Ecuador which are believed to have gold resource potential. The convertible loan is collateralized by the assets of Q2 Gold.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 12 to the consolidated financial statements.

Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period. As at December 31, 2008, the company had a total cash, cash equivalents and investments balance of $93,777,000 to settle current liabilities of $1,595,000.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign exchange, interest rates and commodity prices.

(a) Currency risk

The company’s expenditures are predominantly in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the US dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. A significant change in the relative currency exchange rates between the Canadian dollar and the US dollar would have an effect on the company’s balance sheets, statements of earnings (loss) and cash flows.

As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made. The company has not hedged its exposure to currency fluctuations.

At December 31, 2008, the company is exposed to currency risk through the following financial assets and liabilities denominated in US dollars:

	in thousands of US dollars
	December 31,	December 31,
	2008	2007

Cash and cash equivalents	$3,703	$78,747
Investments	61,771	–
Other assets	3,518	4,277
Accounts payable relating to mineral properties	(1,151)	(1,671)

Based on the above net exposures as at December 31, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease of approximately $6,800,000 in the company’s net earnings.

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the company will realize a loss as a result of a decline in the fair value of the investments or EIA deposits included in other assets is limited because these deposits will be held to maturity, have fixed interest rates and were issued by Canadian provincial and Crown corporations or major banks. Changes in interest rates would not have a significant impact on the company’s consolidated statements of earnings (loss).

(c) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings or economic value due to commodity price movements and volatilities. The company closely monitors commodity prices of copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the company. Fluctuations in commodity pricing may be significant, and the associated price risk cannot be estimated at this stage of the company’s development. The company does not have any hedging or other commodity-based risks respecting its operations.

Cautionary Statement on Forward-Looking Statements

This MD&A contains forward-looking statements that relate to future events or Corriente's future performance. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning the future financial and operating performance of Corriente, its subsidiaries and its current and proposed mineral projects; the future price of copper, gold and other precious and base metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; anticipated costs of production; working capital requirements; capital and exploration expenditures; costs and timing of mine development, processing facility construction and the development of new deposits; costs and timing of future exploration; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitation of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The forward-looking statements contained herein are based on a number of assumptions that the company believes are reasonable, but may prove to be incorrect. These assumptions include, but are not limited to, assumptions that the current economic uncertainty and financial market volatility will not prevent the timely realization of the company's development plans; that foreign exchange rates will remain approximately at current levels; that the supply and demand for copper will develop as expected; that the company receives regulatory approvals for its exploration and development projects on a timely basis; that the company is able to obtain financing for the company’s development projects on reasonable terms; that engineering and construction timetables and capital costs for the company’s development projects are not incorrectly estimated or affected by unforeseen circumstances; that the company’s reserve estimates are within reasonable bounds of accuracy and that the geological, operational and price assumptions on which they are based are reasonable; that the company is able to retain or hire the personnel it needs to carry out its business plan; and that a feasible mining industry environment is facilitated and fostered by the Ecuador Government.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the current significant general economic uncertainty and financial market volatility; exploration and mining risks; uncertainties relating to surface rights; the actual results of current exploration activities; realization of resource estimates; ability to obtain financing; the outcome of negotiations; conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other by-product credit metals; increased competition in the mining industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; risks relating to repatriation of earnings; social and political risks associated with operations in foreign countries; the risk of loss of key personnel; significant fluctuations in the exchange rates for United States and Canadian currency; and delays in the completion of development and construction activities , as well as those factors discussed under the heading “Risk Factors” elsewhere in this MD&A.

Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Forward-looking statements contained herein are made as of the date hereof. The company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to US Investors

All references to mineral reserves and mineral resources contained in this [MD&A] [annual information form] are determined in accordance with National Instrument 43-101 -- Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulations. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, they are not defined or recognized by the U.S. Securities and Exchange Commission (the "SEC”). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with NI 43-101, may not be comparable to similar information made public in accordance with the requirements of the SEC. “Indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of mineral resources constitutes or will ever be converted into reserves.